51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

GreenPower Motor Company Inc. (the "Company" or "GreenPower")
#240 - 209 Carrall Street
Vancouver, BC  V6B 2J2

Item 2 Date of Material Change

May 1, 2026

Item 3 News Release

The news release dated May 1, 2026 was disseminated through Newsfile on May 1, 2026.

Item 4 Summary of Material Change

On May 1, 2026, the Company announced that Sebastian Giordano has resigned from the Company's Board of Directors, effective May 1, 2026. Mr. Giordano will continue to support the Company in a newly created advisory capacity, ensuring a smooth transition and providing strategic guidance on key initiatives.

Item 5 Full Description of Material Change

5.1  Full Description of Material Change

Effective May 1, 2026, Sebastian Giordano resigned as a director of the Company.  Mr. Giordano will continue to support the Company in a newly created advisory capacity, ensuring a smooth transition and providing strategic guidance on key initiatives.

5.2  Disclosure for Restructuring Transactions

N/A

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7 Omitted Information

None

Item 8 Executive Officer

Fraser Atkinson, CEO, Chairman and Director, (604) 220-8048

Item 9 Date of Report

May 1, 2026